[Letterhead of Chapman and Cutler LLP]

July 1, 2016

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	RiverNorth/DoubleLine Strategic Opportunity Fund, Inc. Initial Registration Statement on Form N-2

Ladies and Gentlemen:

On behalf of the RiverNorth/DoubleLine Strategic Opportunity Fund, Inc. (the “Fund”), we are enclosing herewith for filing pursuant to the Securities Act of 1933, as amended and the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) thereunder, and the Investment Company Act of 1940, as amended, and the General Rules and Regulations of the Commission thereunder, one electronically signed initial Registration Statement on Form N‑2 (the “Registration Statement”) complete with certain exhibits filed therewith in connection with the initial public offering of common shares by the Fund.

Pursuant to SEC Release No. 33-6510 (February 15, 1984), the Fund hereby requests selective review of the above referenced Registration Statement. We have relied upon the registration statement relating to the RiverNorth/DoubleLine Strategic Income Fund (the “Open‑End Fund”) as precedent in drafting the Registration Statement and consider portions of such filing to be substantially similar to the Registration Statement.

The disclosure in the Registration Statement with regard to the description of the Fund, its investment objective, strategy and policies, the risks associated with investment in the Fund and the management of the Fund is substantially similar to the disclosures made in the registration statement relating to the Open‑End Fund’s shares (File Nos. 333‑136185 and 811‑21934).  The disclosure in the Registration Statement has generally been revised only as necessary (1) to provide information relating to the closed-end fund structure, including the anticipated use of leverage, (2) to remove the “Core Fixed Income” strategy of the Open-End Fund from the Fund’s investment strategies and (3) to set forth the anticipated terms of the initial public offering.

A fee of $2.01 to cover the registration fee under the Securities Act has been paid.

Securities and Exchange Commission
July 1, 2016

Should you have any questions or require further information with respect to this Registration Statement or the filings we have relied upon as precedent for and consider substantially similar to the Registration Statement, please do not hesitate to contact me at (312) 845-3850 or Walter L. Draney at (312) 845-3273.

Very truly yours,

/s/ E. Roy Kim
E. Roy Kim

Enclosures